Exhibit 99.2

STOCK OPTION ASSUMPTION NOTICE

Dear Optionee:

Pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated March 31, 2021, by and among KushCo Holdings, Inc., a Nevada corporation (the “Company”), Greenlane Holdings, Inc., a Delaware corporation (“Greenlane”), Merger Sub Gotham 1, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Greenlane (“Merger Sub 1”), and Merger Sub Gotham 2, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Greenlane (“Merger Sub 2”), Greenlane and the Company will combine through a merger of Merger Sub 1 with and into the Company with the Company as the surviving corporation and a wholly-owned subsidiary of Greenlane (such merger, “Merger 1”), and a merger immediately thereafter of the Company, as the surviving corporation of Merger 1, with and into Merger Sub 2 with Merger Sub 2 as the surviving limited liability company and a wholly-owned subsidiary of Greenlane (“Merger 2, and together with Merger 1, the “Mergers”). Capitalized terms not otherwise defined have the meanings given by the Merger Agreement.

Pursuant to the Merger Agreement, as of the Merger 1 Effective Date (as defined in the Merger Agreement, and referred to herein as the “Effective Date”), all of your outstanding options to purchase Shares of the Company’s common stock, par value $0.001 (the “Company Options”), issued under the KushCo Holdings, Inc. 2016 Stock Incentive Plan, as amended (the “Equity Plan”), will accelerate and fully vest pursuant to the terms of the Equity Plan and be assumed by Greenlane, as described in Section 3.4 of the Merger Agreement and as generally described below:

•	Each Company Option that is outstanding immediately prior to Merger 1, will automatically accelerate and vest pursuant to the terms of the Equity Plan and be converted into an option to purchase, on the same terms and conditions as previously applied to the Company Option:

o	that number of shares of Greenlane Class A Common Stock, rounded down to the nearest whole share, determined by multiplying (1) the total number of Company Shares subject to the Company Option by (2) [●], which is the Exchange Ratio determined under the Merger Agreement,

o	at a per-share exercise price, rounded up to the nearest whole cent, determined by dividing (1) the exercise price per share covered by such Company Option immediately prior to Merger 1, by (2) [●], which is the Exchange Ratio determined under the Merger Agreement.

•	Greenlane will assume the Equity Plan, subject to appropriate adjustments to reflect sponsorship by Greenlane and the use of Greenlane Class A Common Stock.

The number of stock options and the exercise price of each option has been adjusted by the Exchange Ratio, as noted above, in order to generally preserve, on a per share basis, the value that existed immediately prior to the Mergers and, to the extent permitted by applicable law, to maintain the tax treatment of the options.

Unless the context otherwise requires, on and after the Effective Date, any references in the Equity Plan or the governing stock option agreement(s) to (1) the “Company” or “KushCo” or “KushCo Holdings, Inc.” means Greenlane, (2) the “Stock” or “Company Stock” means Class A Common Stock of Greenlane, (3) the “Board” means the Board of Directors of Greenlane, (4) the “Committee” or the “Administrator” refers to the Compensation Committee of Greenlane’s Board of Directors, and (5) any other term that is inconsistent with the assumption of Company Options and the Equity Plan as described in this Stock Option Assumption Notice (this “Notice”) and the Merger Agreement is updated accordingly as necessary for a fair and reasonable construction. On and after the Effective Date, any references in your governing stock option agreement(s) to your employment with or service to the Company will now refer to your status as an employee or service provider to Greenlane or its subsidiaries and affiliates. To the extent your stock option agreement(s) or the Equity Plan allow you to deliver Shares of the Company as payment for the exercise price or to satisfy any tax obligations, shares of Greenlane may be delivered instead.

The grant date, vesting schedule, and the expiration date of your assumed Company Options remain the same as set forth in your stock option agreement(s). All other provisions that govern either the exercise or the termination of the options remain the same as set forth in your stock option agreement(s) (except as expressly modified by the Merger).

Nothing in this Notice or your stock option agreement(s) interferes in any way with your rights and Greenlane’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Future stock options, if any, you may receive from Greenlane will be governed by the terms of Greenlane’s equity plans, and such terms may be different from the terms of your assumed Company Options.

Your new exercise price and number of options will be available on the TD Ameritrade Equity 360 website as soon as practicable. Your invitation to the TD Ameritrade Equity 360 website has been sent to you directly with instructions on how to set up your username and password. If you have questions, please contact Nicole Livadas at Nlivadas@greenlane.com.

GREENLANE HOLDINGS, INC.

By:
Authorized Officer